Filed by FMC Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: FMC Technologies, Inc., Technip S.A.and FMC Technologies SIS Limited

Date: June 10, 2016

This filing relates to a proposed business combination involving

FMC Technologies, Inc., Technip S.A. and FMC Technologies SIS Limited

(Subject Company Commission File No.: 001-16489)

Driving Change by Redefining the Production and Transformation of Oil and Gas

Disclaimer Forward-Looking Statements This communication contains “forward-looking statements”. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.   Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC PLC (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.    All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Disclaimer Additional Information Important Additional Information Will be Filed with the SEC TechnipFMC will file with the SEC a registration statement on Form S-4, which will include the proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip). Additional Information Will be Made Available in an Information Document Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com. Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Disclaimer No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. Participants in the Solicitation FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above. Legal Documentation The Memorandum of Understanding will be available on the Securities Exchange Commission (“SEC”) website (www.sec.gov).

1 Strategic Vision 2 Key Terms of the Combination 3 TechnipFMC Going Forward 4 Appendix Agenda

1 Strategic Vision 2 Key Terms of the Combination Agenda 3 TechnipFMC Going Forward 4 Appendix

Driving Change by Redefining the Production and Transformation of O&G FMC Technologies and Technip to combine Surface Global product and service platform Enhanced offering in North America Strengthened international presence Best-in-class equipment and systems provider Leading and highly complementary equipment offering Scaling up best-in-class technology through enhanced R&D Products Unique capabilities throughout project life-cycle From concept to project delivery and beyond Setting new project economic standards Subsea Projects Subsea Services Enhanced service proposition Leveraging FMC Technologies’ leading solutions to service a larger installed base Expanding scope of service offering Onshore / Offshore Strong midstream/downstream footprint Leveraging further on Technip’s engineering capabilities From concept to technology to project delivery Builds a comprehensive and flexible offering across each market from concept to project delivery and beyond

Taking the Forsys Subsea Concept Further ….. Flexible risers and flowlines Umbilicals Pipeline / flowline / jumper installation Subsea equipment installation Platform design, fabrication, installation Topsides design and fabrication Subsea production systems Subsea services Control and automation systems Subsea well intervention Subsea separation and boosting Systems Improved project economics Deeper life-of-field Monitoring Further process and product standardization Reinforced full EPC execution capabilities Stronger R&D capabilities Integrated commercial approach Expanded resource / asset base Significantly lower the cost of subsea field development through integration and reduced complexity Maximize client success over the life of the field Foster technological innovation to lower development costs and increase efficiency Integrated Business Model drives Simplification & Cost Reduction

And Beyond: Strengthening and solidifying innovation and technology A Unique, Comprehensive Offering Accelerating Benefits to Our Clients Building on proven success ….. Reservoir Development Subsea Field Development SURF Field Development Topsides & Facilities FEED Drilling & Downhole Completion SURF Subsea Production Systems Topsides & Facilities Execution Combined Entity Scope Forsys Subsea JV Scope Seismic & Informa-tion Gathering Concept Selection Reservoir & Downhole Capabili-ties Tender Prepara-tion From Concept: Further accelerate project economics To Project Delivery: Deeper into project execution

Leadership across Subsea, Surface and Onshore/Offshore, each supported by technology and innovation Comprehensive and flexible offering, from concept to project delivery and beyond Growth accelerator: Increasing innovation, improving execution, reducing costs and therefore enhancing customer success Builds on proven alliance and joint success Integrated, flexible and innovative solutions driving project efficiency and economics Stronger partner to our clients Strategic Highlights … and Creating Value for All Stakeholders Clients Stronger, multicultural and technology advanced company Highly skilled engineering capabilities of the combined company including manufacturing, project management and R&D headquartered in France Rapid integration built on working together and sharing the same values People Significant value creation One of the strongest balance sheets in the industry Shareholders

1 Strategic Vision 2 Key Terms of the Combination Agenda 3 TechnipFMC Going Forward 4 Appendix

Key Proposed Transaction Terms Company Name TechnipFMC Transaction Structure All-stock merger NewCo incorporated in the UK US reverse triangular merger for FMC Technologies and European cross-border merger for Technip Listing Shares listed on the NYSE and Euronext Paris with NewCo seeking inclusion in S&P 500 and CAC40 indices Transaction Terms At closing, each share of Technip common stock will be converted into 2.0 ordinary shares of TechnipFMC and each common share of FMC Technologies will be exchanged for 1.0 ordinary share of TechnipFMC Each company’s shareholders will own close to 50% of the combined entity Management and Corporate Governance Management team: Executive Chairman – Thierry Pilenko Chief Executive Officer – Doug Pferdehirt Other senior executives identified, to be announced Board: 14 members with an equal number of FMC Technologies and Technip Directors Headquarters Headquarters in Paris, Houston and London Support Full support of the Board of Directors of both companies and of cornerstone investors for Technip (Bpifrance, IFPEN) Next Steps Consultation of work council, regulatory approvals and other customary closing conditions Shareholders’ approval from both Technip and FMC Technologies Closing expected early in 2017 All-Stock Merger Clear Leadership and Balanced Governance Timeline to Closing

Onshore / Offshore Clear Leadership and Balanced Governance Subsea Surface Organisation Management Team Thierry Pilenko Executive Chairman Douglas Pferdehirt Chief Executive Officer Board of Directors Other senior executives identified Products Projects Services Five Business Units: Three headquartered in Paris and two in Houston 14 Board members with an equal number of Technip and FMC Technologies appointees Board of Directors Thierry Pilenko Douglas Pferdehirt Technip FMC Technologies

Pre-Tax Cost Synergies of at least $400mm p.a. 1 Cost structure defined as YE2015 Revenue less underlying adjusted EBITDA for both companies as reported. Average 2015 USD/EUR FX rate of 1.1097. Significant Potential for Synergies Expected to deliver at least $400mm in annual pre-tax cost synergies in 2019 on top of ongoing restructuring initiatives 3% of the combined cost structure¹ 50% to be achieved in 2018 Implementation costs of $250mm Key areas of potential cost synergies include Supply chain improvement: reduction of combined direct spending on a series of product categories Reduction of infrastructure costs: footprint rationalization (eg. one single organisation per region) and IT costs Corporate & Others streamlining: one Board, one ExCom, one Auditing company… Revenue synergies are expected to be achieved from the integrated subsea project execution model Phasing of Net Synergies Overview Annual Pre-Tax Cost Synergies Infrastructure $200mm $400mm+

1 Strategic Vision 2 Key Terms of the Combination Agenda 3 TechnipFMC Going Forward 4 Appendix

Strong Financial Profile

	Technip	FMC Technologies	TechnipFMC
Backlog	$16bn	$4bn	**c.$20bn**
Revenue	$13.5bn	$6.4bn	**c.$20bn**
EBITDA[1] ***Margin (%)***	$1.4bn *10.6%*	$1.0bn *15.2%*	**$2.4bn** *12.1%*
Gross Cash Position	$4.7bn	$1.0bn	**$5.7bn**
Shareholder Return Mechanism	Offer shareholders an attractive and sustainable dividend	Share repurchase program	**Attractive shareholder return policy including market based dividend; and share buy-back in line with cash flow generation**
Credit Rating	BBB+	BBB / Baa2	**Target solid investment grade credit rating**

Notes: Revenue and operating profit as of YE2015.. Backlog, debt and cash position as of 31-Mar-2016

[1]EBITDA before restructuring, impairment and other exceptional items as defined by both companies in their respective previous public filings

FMC Technologies
16
Technip

Notes: Revenue as of YE2015. Key Success Factors for Driving Change Reliable and Efficient Execution Concept Project Delivery Beyond Differentiated Equipment and Technologies Highly complementary portfolio Scaling up best-in-class R&D Subsea Surface Onshore/Offshore Comprehensive, flexible offering Combined revenue of c.$20bn Strong backlog providing visibility Solid balance sheet Synergies Robust Financial Profile Complementarity Existing alliance Talented employees Buiding on proven success TechnipFMC Compelling Combination of Two Market Leaders

1 Strategic Vision 2 Key Terms of the Combination 3 TechnipFMC Going Forward 4 Appendix Agenda

Overview of TechnipFMC

Building on Complementarity to Create a Broad-Based Market Leader



Subsea

- Products: trees, manifolds, control, templates, flowline systems, umbilicals and flexibles
- Subsea processing
- ROV's and manipulator systems
- Subsea services
  - Drilling systems
  - Installation
  - Asset management and production optimization
  - Field IMR and well services

- Backlog: $10.6bn
- Revenue contribution:


56%



Surface

- Drilling, completion and production wellheads:
  - Surface integrated services
  - Frac stacks, arm manifold
  - Frac flowback services
  - Separation systems
  - Metering systems
- Fluid control
  - Treating iron, temporary pipe restraints, pumps, fluid ends
  - Water processing, advanced separation

- Backlog: $0.4bn
- Revenue contribution:


9%



Onshore / Offshore

- Offshore products, technologies and services
  - Fixed facilities: Conventional platforms, self-elevating platforms, GBS, artificial islands
  - Floating facilities: FPSO, semi submersibles, Spar, TLP, FLNG
  - Services: Floatover installation, HUC Modifications
- Onshore products, technologies and services
  - Gas monetization, refining, petrochemicals, onshore pipelines, etc.

- Backlog: $9.8bn
- Revenue contribution:


35%

Note: Pro forma backlog as of 31-March-2016. USD/EUR FX rate of 1.1397 as of 31-March-2016.

FMC Technologies

19

Technip

Seamless Reach Across Geographies



Calgary
Claremont
Weymouth
Boston
Newfoundland
St.John's
Houston
Mobile
Mexico City
Ciudad del Carmen
Caracas
Port-Of-Spain
Bogota
Vitória
(Flexibras)
Açu
(Flexibras)
Macaé
Port of Angra
Rio de Janeiro
Orkanger
Stavanger
Pori
Evanton
Aberdeen
Oslo
St. Petersburg
Zoetermeer
Moscow
Milton Keynes
London
Paris
Warsaw
Frankfurt
Lyon
Marseille
Le Trait
(Flexi France)
Barcelona
Lisbon
Alger
Rome
Athens
Cairo
Kuwait
Doha
Abu Dhabi
Al-Khobar
New Delhi
Mumbai
Chennai
Bangkok
Rayong
Ho Chi Minh City
Kuala Lumpur
Batam
Singapore
Balikpapan
Jakarta
Tanjung Langsat
(Asiaflex Products)
Seoul
Shanghai
Perth
Ivory Coast
Lagos
Accra
Dande
Congo
Luanda
Lobito (Angoflex)

FMC Technologies
- Subsea Manufacturing Facility
- Subsea Service Base
- Subsea Technology Centre

Technip
- Regional Headquarters
- Operating Centers
- Umbilicals Plants
- Spoolbases
- Pipe Plants
- Logistic Bases
- Construction Yard

FMC Technologies

20

Technip

Others include: Independents Midstream OFS players Notes: Based on 2015A revenues and estimated split between IOC/NOC/Independent, Midstream and OFS of 35%/35%/30% for FMC Technologies and 40%/40%/20% for Technip. 1 Average 2015 USD/EUR FX rate of 1.1097. A Diversified Client Base Strong Complementarities - Estimated Combined Revenue Breakdown¹ Combined Revenue of c.$20bn (2015) International Oil Companies National Oil Companies

A Global Market Leader in Subsea Systems and a Leading Provider of Technologies and Services to the Oil and Gas Industry Overview of FMC Technologies Segment Activity Subsea production systems Trees, Manifolds, Control Systems, Template Systems, Flowline Connection Subsea separation and boosting systems Subsea services Installation, Asset Management, Well Services, Production Optimization Multi-phase meters Remotely operated vehicles (“ROVs”) and manipulator systems Drilling, completion and production wellheads: Surface integrated services Frac stacks Frac flowback services Separation systems Metering systems Fluid control Treating iron, temporary pipe restraints, pumps, fluid ends Measurement solutions designs products and systems used to measure and control the flow of liquids and gases Loading systems transfer petroleum, LNG, and chemical products between fixed and mobile installations Systems designed for separation of oil, gas, sand, and water in surface, subsea and topside applications Subsea Surface Technologies Energy Infrastructure 2015 Adjusted Revenue: $4,509mm Operating income: $630mm 2015 Adjusted Revenue: $1,488mm Operating income: $61mm 2015 Adjusted Revenue: $395mm Operating income: $3mm

A World Leader in Project Management, Engineering and Construction for Oil & Gas, Chemicals and Energy Companies 1 Adjusted operating income from recurring activities after Income/(Loss) of Equity Affiliates. Overview of Technip Segment Activity / Know-how Subsea field architecture and integrated subsea design Manufacturing, spooling & installation pipelines Project management: engineering, procurement, construction, logistics and installation using our high-end fleet Preliminary studies to detail design Project management: Engineering, procurement, construction Technology supply and project management Key Differentia-tors Proprietary pipe technologies (rigid & flexible) Leading industrial plants and operational facilities Alliances with industry leading partners High added-value process design skills Proficiency in design of all platform types Proprietary technology, know-how and license partners Subsea Onshore / Offshore Deepwater Infield Lines Ultra-Deep Water Infield Lines Deep-to-Shore 2015 Adjusted Revenue: €5,876mm Operating income¹: €851mm 2015 Adjusted Revenue: €6,333mm Operating income¹: €218mm

Vertically Integrated Solutions: A Proven Model Overview of Technip Design, supply, EPCI(1) and commissioning of flexibles and umbilical OFFSHORE ONSHORE SUBSEA SUBSEA ONSHORE Jangkrik, ENI, Indonesia EPC(3) of onshore gas treatment plant  Design, supply and installation of flexibles SUBSEA OFFSHORE Juniper, BP, Trinidad & Tobago EPC(3) of topside and jacket Fabrication, transportation and installation of subsea system SUBSEA OFFSHORE Mariscal Sucre, PDVSA, Venezuela EPCM(4) of platform ONSHORE Umbilical design and supply EPCI(1) and pre-commissioning of SURF(2) using Heerema and Technip vessels SUBSEA Kaombo, Total, Angola Transportation, installation and pre-commissioning of pipelines SUBSEA OFFSHORE Malikai, Shell, Malaysia EPC(3) of Tension Leg Platform Design and EPCI(1) of flexible and flowlines SUBSEA OFFSHORE Prelude FLNG, Shell, Australia Design and EPC(3) of Floating Liquefied Natural Gas facility ONSHORE Supply and installation of gas processing equipment Engineering, Procurement, Construction and Installation Subsea Umbilical, Risers & Flowlines Engineering, Procurement and Construction Engineering, Procurement and Construction management